Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: September 23, 2005

Compass 40th Birthday Video Script
Edited for September 2005 Merger Employee Meeting
September 13, 2005
3,000 words

Legend:	VO — Voiceover
OC — On camera
Nar — Narrator

VIDEO	AUDIO

Video: Fast clips of and pans across 60s footage and images utilizing quadrants	Audio: Music: open—up and fade under

Video: b/w home movie footage of b-day party.	Audio: VO (Nar): There was an awful lot to celebrate that year...a lot of firsts... signs that for many of us, the world was about to become different—and better.

Video: Vintage footage, screaming teen girls/shots of moon surface/mustang/tv show clips	Audio:
We Americans got to hear the Beatles for the
very first time. Thanks to NASA’s Ranger 7 launch,
we were able to see our first close-up pictures of the
moon. There was the first Ford Mustang. The first
time we met Samantha Stevens. And Gilligan.

Video:
Shot of branch interior/early shot of
employees w/ “1964” across screen

Quote appears:
“I worked at a well-established, century-old bank in Montgomery at the time. And everyone there predicted this new Central Bank would crash and burn.”
Pam Gafnea, Senior Executive Assistant and member of the Compass team since 1974
Audio:
It was also the first time another future star
was born. When a place called Central Bank
opened its unpretentious glass doors. The year was
1964. And for the tiny bank in Birmingham, Alabama
and its 11 employees, it was just the beginning of
many more firsts...many more feats.

Video: TBD	Audio:
...and certainly it was the beginning of many, many big future surprises to come. It became clear early on that this little bank was going to make the competition—and everyone else— take notice.

Video: (Paul Jones in Executive Conference Room) D. PAUL JONES, JR., CEO and member of the Compass team since 1978 Photograph of Harry Brock Shot of bank exterior (?) (type scrolls across) DIFFERENT	Audio:
Paul Jones OC: Other banks in town were housed in big marble and granite structures, which was the norm at that time. I guess such imposing buildings succeeded in making the bankers feel important. But it also had the effect of making customers feel a bit intimidated. So the founders of Central took a different approach. The lobby of that first branch located in downtown Birmingham was modern and practical. For anyone paying attention, this should have been a small but very significant clue that if this bank, this upstart Central Bank, was going to be anything—it was going to be different.

Video: Shots of MLK speech, space program, color tv, etc.	Audio: VO (Nar): The 60s were a time of great vision and advancement for the whole country. Advancements would come quickly during the 60s for this young bank, as well.

Video: Graph: 1964 $14 million 1965 $30 million 1966 $67.7 million	Audio: Deposit growth would more than quadruple during its first three years of operation.

Video: Shot of stock certificate	Audio: To shareholders, Central paid their first dividend of 60 cents per share.

Video:
Miniskirts. Old “bank hours” signs. 1971 Tellers.

Fade to Frances Guthrie by branch bank hours sign
FRANCES GUTHRIE, CORRESPONDENT AND
STATE ACCOUNTS DIRECTOR AND MEMBER
OF THE COMPASS TEAM SINCE 1964

ONE OF THE ORIGINAL 11 EMPLOYEES.
Audio:
Frances Guthrie VO: And to customers, Central Bank showed yet another sign of being different. Like the hemlines of the day, banking hours were really short.

Frances Guthrie OC: Only open from 9 in the morning until 2 in the afternoon—and closed half days on Wednesdays. But Central kept the doors open all day. And to the shock—and collective horror—of the competition, even began offering service on Saturdays.

Video: Fade to Paul Jones back in the conference room.	Audio:
Paul Jones OC: By offering this kind of service, a message was being sent loud and clear. And it’s one that still resonates today. This new Central Bank was definitely not going to be like all the other

(Type scrolls across screen) WE ARE COMMITTED TO THE CUSTOMER.	banks by putting themselves first. This bank was going to try something truly revolutionary: being committed to the customer for a change.

Video: 70s grid Leisure suits. Bad 70s hair. Huge gangsta’ type cars. 70’s scene from bank.	Audio:
Music: 70s up and under

VO (Nar): During the 70s things just kept rolling along. And in spite of disturbing national trends in fashion, hairstyles and transportation—the future of Central Bank was actually getting better looking every day.

Video: LARGEST CORRESPONDENT BANK (with map)	Audio: During this decade, Central’s correspondent division blows past more established banks to become the largest correspondent bank in the state.

Video: “THANKS A BILLION” 1975 ANNUAL REPORT	Audio: Bank assets were growing by leaps and bounds—and at the end of 1975 topped the 1 billion dollar mark.

Audio: Music up: Earth Wind and Fire-like. Fade.

Video: Hurricane Frederick footage Over hurricane footage: WE TAKE RESPONSIBILITY.	Audio:
VO (Nar): Usually, it’s during the routine of business that strong relationships are established with customers and community. But for employees of an early Central acquisition it was during a time that was anything but routine. In September of 1979, the devastating Hurricane Frederick hit the shores in and around Mobile Bay in Alabama. Three out of every four buildings were damaged or destroyed. Over 100,000 people were evacuated. Closed for days were schools. Businesses. And banks. But in an unexpected move unmatched by the competition, Central employees pulled together and proved their mettle by opening branch doors, and serving customers in whatever way they could—two incredibly short days later.

Video: 80s grid: Movie poster, MTV footage, The Preppie Handbook, Dressing for Success book, employee shots, Springsteen album cover.	Audio:
Music: 80s up and under

Next. The 80s. Who could forget that decade? When names like R.E.M, E.T., MTV and Run DMC were uttered in every household across the country. Though bucking the trend to put an initial somewhere in the bank title, Central still managed to continue making a name for itself. Meanwhile, employees embraced the preppie look. Dressed for success with super-serious shoulder pads. And enthusiastically started looking for the kind of growth opportunities that could only be
Born in the USA.

Video: Map of AL, slow zoom out to include neighboring southeastern states. Fade to shot of Paul Jones in cowboy hat from Bank Notes. Old postcard “Greetings from Texas”	Audio:
VO (Nar): By 1987, when interstate banking was approved, the largest Alabama banks turned their attention to areas for growth across state lines. Banks in neighboring states began to be gobbled up, driving prices for them really high. So Central, true to its maverick form, looked for growth elsewhere. Yep, pardner, that’s when they headed west. And said “howdy” to the First National Bank of Crosby, Texas.

Video:
Fade to Mary Morris photo.
MARY MORRIS, SENIOR FINANCIAL SALES REPRESENTATIVE AND
MEMBER OF THE COMPASS TEAM SINCE 1984

Intersperse w/ close up map of Crosby. Shots of bank and scenes from Texas depression. Back to map and slow zoom out to reveal proximity to Houston.
Audio:
Mary Morris VO: I’ll never forget it. It was 1987. I was working at First National Bank of Crosby, Texas. Our state was going through a real depression. Businesses were closing. And banks were falling like flies. The FDIC would shut banks down on Thursdays. So we just lived from Thursday to Thursday, fretting about our jobs AND about what would happen to our customers. Sure enough, one Thursday the auditors stayed longer than normal. And we knew it was bad news. But then at the very end of the day, these guys—one of them was Bill Gilchrist—came in and explained to us that their bank in Alabama had bought ours. They asked us to stay late to close out all the books and reopen the next day as a part of this bank called Central. Well, this was just unheard of. No one outside the great state of Texas had ever come in and bought a Texas bank. But I was glad. I suddenly had a lot more services to offer my customers. And I still had my job, which I loved — and still do.

Video: Fade to footprint of bank w/ growth in Texas charted. Show logos of various banks acquired in 80s. Scans of print ads featuring free checking.	Audio:
VO (Nar): Central went on to make several other important acquisitions in Texas. Bringing into the fold banks such as River Oaks Bank and Trust in Houston — a well-established market leader. And banks in new areas that offered Central entree into different markets like Dallas. These banks all brought great staffs and added their own unique strengths —like real estate and insurance experience — to the system. And hopefully, most think they’ve gotten a lot in return.

Video: Stacey Dreyer on camera at branch drive through. STACEY DREYER, PROJECT MANAGER AND MEMBER OF THE COMPASS TEAM SINCE 1982	Audio:
Stacey Dreyer OC: I started as a drive-in teller in a Houston bank that became part of Compass. I’ve worked in virtually all areas of this company and have seen tons of positive changes over the years. But the best one for me personally has been the chance for career advancement I’ve experienced as part of the Compass team. Around here, wide-open possibilities and the potential to move up the ladder isn’t just talk. It can be a reality. Consider me living proof.

Video: 90s grid: Stock market. Princess Di, Madonna, the Spice Girls, Garth Brooks, Forrest Gump, Austin Powers, interspersed w/ scenes from Compass Way Film Festival.	Audio:
VO (Nar): Next thing you know it’s the 90s. And everything just seemed to get big. There were big economic booms, big scandals, big stars. And big blockbuster movies. The latter of which inspired some of our own moviemaking creativity. During this last decade, the popular Compass Way film festival was born. Giving employees yet another outlet for having fun while continuing to work hard. The laughs have been infectious. The reviews have all been a big “thumbs up.” Way up.

Video: Charles Bretz still photos. VOICE OF CHARLES BRETZ, ALTERNATIVE DELIVERY MANAGER AND MEMBER OF THE COMPASS TEAM SINCE 1973 Show logo, animate other humorous name options. Finish w/ “COMPASS”	Audio:
Charles Bretz VO: By now you may be wondering how we went from being Central Bank to being Compass. The answer lies deep in the heart of Texas. You see, when we entered the Texas market, there was already a Central Bank. So we had to think—and we had to think fast. All we knew was that we really wanted to keep the “C” with the burst in our logo, so the new name also needed to start with a “C.” I had a pencil, a pad and a rapidly approaching deadline. Luckily, the name “Compass” came to me. It just seemed right. It even had the same number of letters. And the rest, as they say, is history.

Video: Fade to type: Fade to footprint growth. Various AZ and NM bank logos flash across screen. Purchased insurance company names. Words flash: STRATEGIC ALLIANCES	Audio:
VO (Nar): During this last decade, Compass just kept doing what it had already become so good at: making smart strategic alliances with banks in new territories. Like those in Arizona—where we teamed up with a wealth of talented employees in and around some of the wealthiest markets in the nation. And in Colorado, where the acquisition of real-estate savvy institutions added strength to our commercial division, just as the introduction of our vast retail services strengthened relationships with their existing customers.

At the end of the decade, Compass had grown from 90 offices to almost 300. And that meant that the bank could continue to work as a team—now a much larger, stronger and more diverse team than ever—to improve the lives of customers—and fellow employees alike.

Video:
Lucy Leatherwood on camera.
LUCY LEATHERWOOD, AUSTIN CITY
PRESIDENT AND MEMBER OF THE
COMPASS TEAM SINCE 1986

Intersperse w/ scenes (stills and video) from Lago Vista fire.

Over fire footage:
WE WIN AS A TEAM.
Audio:
Lucy Leatherwood VO: When our bank was acquired by Compass, we were really impressed by the effort made to keep all of our employees. And how we were encouraged to continue operating as a hometown bank, even though we suddenly had access to lots more services. And to resources we never even dreamed we’d need. A classic example was when our bank in Lago Vista, Texas burned to the ground in 1999. A group of Compass employees from all over the country was called into action and made the impossible possible when they helped us open an office in a mobile home at the bank site the very next day! It’s hard to believe, but through it all, our customers experienced practically no interruption in service. I’ve witnessed a lot of remarkable things while working at Compass. But the care given to us all by our fellow employees after that fire truly touched me. I am proud to say I’m a witness to the heart of this bank—and a believer in the way we all really do win as a team.

Video:
Fade to still of Mae DelaBarre.
MAE DELABARRE, RELATIONSHIP
MANAGER AND MEMBER OF THE
COMPASS TEAM SINCE 2000

Shots of $100 bills, “Congratulations from Compass” note and chocolates.

Over all, type:
WE BUILD STRONG RELATIONSHIPS WITH SALES AND SERVICE.
Audio:
Mae DeleBarre VO: I’m Mae DelaBarre from Phoenix and I’d like to tell you a story about one of our commercial customers who was using Compass as a secondary bank for his business. On the one-year anniversary of his company’s new headquarters building, he wanted to give each employee a $100 bill. He needed 350 of them—and his primary bank said there was no way they could do it in time. He called us in a panic. So we made a couple of calls, found great assistance from the WMG branch, and our Treasury Management partners, and we made it happen. 350 crisp 100s were delivered in time for his event.
Then to help him make the special occasion just a little better, we included congratulatory notes and 350 pieces of chocolate in the package we sent over. Did we have to? No. But we pride ourselves in building relationships with that kind of service. So, guess who’s his primary bank now? Sweet, huh!

Video: Fade to Lee Harris on camera in branch office. LEE HARRIS, HEAD OF HUMAN RESOURCES AND MEMBER OF THE COMPASS TEAM SINCE 1994 Compass Way tenets appear on screen over previous footage.	Audio:
Lee Harris OC:

Thanks for taking a look back at the first 40 years of Compass’ history. We truly do have a proud heritage. ... from the brave young challengers who comprised our bank’s first 11 employees to the thousands of bright, creative, hard-working employees of Compass today.
We are proud of the way we do business:
“Operation Shoebox” pictures Type: WE ARE PROUD OF THE WAY WE DO BUSINESS. Type: Compass will be ... DIFFERENT. BETTER. BECAUSE OF YOU.	Fairly. Enthusiastically. Ethically. And with an ongoing effort to give back to our customers — as well as our communities. Like Denver’s TEAMCompass employee volunteer group whose ongoing project to provide shoeboxes of toiletries for the homeless has become a proud tradition.

And we’ll be proud to have you join the Compass team. We look forward to a successful merger... and to much success in the years to come.